

September 23, 2021

Manuel Senders Fernández
Chief Executive Officer
AgileThought, Inc.
222 W. Las Colinas Blvd. Suite 1650E
Irving, Texas 75039

> **Re: AgileThought, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 14, 2021**
> **File No. 333-259514**

Dear Mr. Senders Fernández:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer López at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services